# SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the
Securities Exchange Act of 1934

For the month of  May 2007

# Vannessa Ventures Ltd.
(Translation of registrant's name into English)

000-30462
(Commission File Number)

**Suite 220, 1010 – 1<sup>st</sup> Street SW, Calgary, Alberta, Canada T2R 1K4**
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]                Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]                No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____   .

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VANNESSA VENTURES LTD.
(Registrant)

Date: May 15, 2007

By:  /s/ Cameron B. Boyer
Name: Cameron B. Boyer
Title:  Controller

**VANNESSA VENTURES LTD.**
**220, 1010 – 1<sup>St</sup> S.W.**
**Calgary, Alberta T2R 1K4**
**Telephone: (403) 444-5191**

**NEWS RELEASE**

May 15, 2007                                        Trading Symbol: TSX-V: VVV

**Vannessa Completes $6.5 Million Unit Financing and  $3 Million Convertible Note Financing**
**Steven G. Dean Appointed a Director and Chairman**

Vannessa Ventures Ltd. (the "**Company**") announces that it has completed the private placements previously announced on April 18 and 20, 2007 and raised gross proceeds of $9.5 million.

The Company issued 18,571,371 units (the "**Units**") at the price of $0.35 per Unit for gross proceeds of $6.5 million, each Unit consisting of one common share and one-half of one share purchase warrant (a "**Unit Warrant**").  Each whole Unit Warrant entitles the holder to purchase one additional common share of the Company at a price of $0.45 per share until to May 15, 2009. Exploram Enterprises Ltd., the controlling shareholder of the Company, purchased 4,285,714 Units under the private placement and Auro Investments Pty Ltd. ("**Auro**"), a private company associated with Steven G. Dean, purchased 5,714,285 Units under the private placement.  In connection with the sale of the Units, the Company paid a cash finder's fee of $296,850 and issued share purchase warrants (the "**Finder's Warrants**") allowing the finders to purchase an aggregate of 1,413,566 common shares of the Company. Each Finder's Warrant is exercisable to acquire one share of the Company at a price of $0.45 until May 15, 2008.

The Company also raised $3 million under a non-brokered private placement of a $3 million unsecured convertible note (the "**Note**") issued to Auro.  The Note matures May 15, 2009, bears interest at 8%, payable at maturity, and is convertible at any time up to maturity into units of the Company at $0.41 per unit (a "**Note Unit**").  Each Note Unit consists of one share and one half of one common share purchase warrant (a "**Note Warrant**") and each Note Warrant is exercisable to acquire one share of the Company at $0.45 per until May 15, 2009.  The Issuer has the right to prepay the Note at any time after May 15, 2008, subject to Auro's right to convert before prepayment.  Auro has the right to elect to receive interest payments in cash or in shares of the Company at a price equal to the market price on the date the interest is payable.  The Note includes negative covenants, events of default and conversion right adjustment provisions that are standard for transactions of this nature.  A cash structuring fee of $90,000 was paid by the Company.

The shares and Unit Warrants that make up the Units, the Note, the shares and Note Warrants issuable under the Note, the Finder's Warrants and the shares issuable under the Warrants, the Note Warrants and the Finder's Warrants are all subject to a hold period expiring on September 16, 2007.

In conjunction with this financing, Mr. Steven G. Dean was appointed to the Company's Board of Directors and as Chairman. Mr. Dean has extensive experience in the gold mining business, including serving as President of Teck Cominco Ltd. to July 2002. He was also the Executive Director and Chief Financial Officer of the Australian gold group Normandy Mining Ltd. from 1987 to 1994.
.
Mr. Dean is based in Vancouver and is a director and Chairman of a number of public companies, is a Fellow of the Institute of Chartered Accountants of Australia, a Fellow of the Australian Institute of Mining and Metallurgy and a Member of the Canadian Institute of Mining, Metallurgy and Petroleum.

Mr. Dean succeeds Manfred Peschke as Chairman of the Company. Mr. Peschke is continuing as a director and Chairman of the Audit Committee.

John Morgan, President

Vannessa Ventures Ltd.